ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 18, 2021
Alberto Zapata, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Digital Revolution ETF (S000072573)
Defiance Next Gen Conductivity ETF (S000072574)
(each, a “Fund” and, collectively, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Mr. Zapata:
This correspondence responds to the additional comment that the Trust received on November 17, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) with respect to Post-Effective Amendment No. 700 to the Trust’s Registration Statement on Form N-1A filed May 7, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Defiance Digital Revolution ETF
Comment 1.The Staff notes that companies eligible for inclusion in the Index based on their activities in the blockchain and cryptocurrency ecosystems are required to derive a majority of their revenue from activities in the blockchain and cryptocurrency ecosystems, but companies eligible for inclusion based on their exposure to the NFT ecosystem are not subject to such a revenue requirement. Please provide a similar revenue-based filter or other objective standard for determining the eligibility of companies with exposure to the NFT ecosystem.
Response:    The Index methodology does not seek to select companies with exposure to the NFT ecosystem based on any particular revenue or other financial threshold, and consequently, the Trust respectfully declines to make the requested change. As disclosed in the Amendment, the Index’s criteria, or objective standard, for identifying companies with exposure to the NFT ecosystem is based on whether companies hold themselves out as such by publicly disclosing that they (i) currently operate services for the issuance, creation, and commercialization of NFTs and/or (ii) invest in or fund, or will invest in or fund, internal or external projects targeting the issuance, creation, and commercialization of NFTs that are of material importance to such company.
The Trust understands that the Staff may be seeking additional disclosure to help investors better understand that companies eligible for inclusion in the Index based on their exposure to the NFT ecosystem may not have a significant part of their business focused on NFTs. To further this objective, the Trust has replaced the paragraph following the table that describes the blockchain-related companies in the Index to provide additional details with respect to the selection of companies based on their exposure to the NFT ecosystem and to further emphasize that this may result in selecting companies for which the NFT ecosystem does not constitute the predominant portion of their business activities. The revised disclosure reads as follows (revisions are underscored):
Companies eligible for inclusion based on their exposure to the NFT ecosystem are those companies that have publicly disclosed through regulatory filings (e.g., Form 10-K, 10-Q, 20-F, and 8-K filings), quarterly earnings reports, company presentations or official earnings conference call transcripts either that they (i) currently operate services for the issuance, creation, and commercialization of NFTs and/or (ii) invest in or fund, or will invest in or fund, internal or external projects targeting the issuance, creation, and commercialization of NFTs that are of material importance to such company. Examples of the above activities include an e-commerce company announcing that it will begin to support the sale of NFTs, an online video production service announcing that it will enable users to claim ownership of a video by linking it to an NFT, a toy company announcing that it will sell digital art related to a toy brand as an NFT, and a digital sports entertainment company announcing that it will be selling digital sports memorabilia as NFTs.
Companies that have made such public announcements through regulatory filings or other official communications are included in the Index because such announcements are an indication of the significance of such NFT-related activities to the company’s current or future activities. However, because NFTs are an emerging technology, the Index is expected to initially consist of companies whose activities in the NFT ecosystem comprise a smaller portion of their revenues, profits, or investments relative to other activities or industries in which they engage. There can be no guarantee that a company’s activities in the NFT ecosystem will become significant for the company or that its economic fortunes will be tied to such activities in the future.
Companies with activities in the NFT ecosystem, including those that own or create NFTs, but have not made public announcements of such activities are not included in the Index~~, and companies included the Index based on their exposure to the NFT ecosystem may operate businesses unrelated to the issuance, creation, and commercialization of NFTs~~.
The Index does not include, and the Fund will not invest directly in, NFTs or private or public funds that invest in NFTs; rather, the Index includes the common stock (or depositary receipts) of companies with exposure to the NFT ecosystem, such as by providing services related to NFTs and/or directly owning NFTs. Because the Fund will not invest directly in NFTs or private or public funds that invest in NFTs, the Fund will not track price movements of any individual or collection of NFTs.
Additionally, the Trust has added the following paragraph to the section entitled “Principal Investment Risks”:
•Emerging Technologies Investment Risk. The Fund invests primarily to gain exposure to the emerging technologies and related activities in the blockchain and cryptocurrency ecosystems and NFT ecosystem, in accordance with the Index. Companies across a wide variety of industries, primarily in the technology, finance, and entertainment sectors, are exploring the possible applications of these technologies. The extent of such technologies’ versatility has not yet been fully explored. Consequently, the Fund’s holdings may include equity securities of operating companies that have exposure to a wide variety of industries, and the economic fortunes of certain companies held by the Fund may be significantly tied to such industries. Currently, there are few public companies for which these emerging technologies represent an attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund invests.
The Trust believes that the above changes will enable investors to better understand how the Index rules identify companies based on their activities in the NFT ecosystem and the risks associated with investing in such companies.

Comment 2.The Staff continues to believe that the use of “Digital Revolution” in the Fund’s name refers to the type of companies in which the Fund invests. Consequently, the Fund should adopt a policy to invest 80% of its net assets, plus borrowings for investment purposes, in “Digital Revolution” companies.
Response:    The Trust continues to respectfully disagree that the phrase “Digital Revolution” suggests that the Fund invests in a particular type of investment or investments, or in investments in a particular industry or group of industries. The Trust notes that it is not aware of any definition of “digital”, “revolution”, or “digital revolution” that would suggest a relationship to a particular type of investment or a particular industry, and the Trust notes that the Staff has not identified to the Trust any basis for such a connection.
The Trust further notes that interpreting “digital revolution” as being a reference to a particular type of investment or a particular industry would expand the application of Rule 35d-1 beyond the policies identified by the Commission in adopting the rule. In adopting the rule, the Commission stated that “In determining whether a particular name is misleading, the Division [of Investment Management] will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments.”1 Consequently, to determine that the Fund’s name is misleading, the Staff would need to identify the investments that a reasonable investor would assume comprise the Fund’s holdings based on its name.
The Trust does not believe that a reasonable investor could determine from the Fund’s name whether the Fund invests in computer hardware manufacturers, software development companies, artificial intelligence developers, e-commerce companies, mobile phone network providers, online gaming or sports betting companies, cybersecurity companies, or, as is the case with the Fund, companies engaged in activities in the blockchain and cryptocurrency ecosystems or NFT ecosystem. Rather, the Trust believes that the “Digital Revolution” moniker would be an appropriate — and not misleading — name for a fund investing in any or all of the above industries, as well as many others. Because “Digital Revolution” refers to a period of rapid technological development that has substantially affected nearly every industry or group of industries, the Trust does not believe that it would be reasonable to treat the term as referring to a “particular” industry as required by the rule.
Because the Trust believes that the Fund’s name does not trigger the application of Rule 35d-1, consistent with the initial advice of the Staff, the Trust respectfully declines to adopt a policy as suggested in the above comment.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President
1 Investment Company Names, 66 Fed. Reg. 8509 at 8514 (2001).
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